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Ms. Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	KIMCO REALTY CORP
Schedule TO-C filed August 22, 2024
SEC File No. 5-42000

Dear Ms. Chalk:

Kimco Realty Corporation (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to the Company’s Schedule TO-C (“Amendment No. 1”), initially filed with the Commission on August 22, 2024 (the “TO-C”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the TO-C received on August 30, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company’s Offer to Purchase filed with the TO-C.

Schedule TO-C filed August 22, 2024

Cover Page

1.
We note the following statement on the cover page: “The consideration for each Security tendered and accepted for purchase will equal $, plus accrued and unpaid dividends, if any, for the period from and including the last dividend payment date, to, but not including, the Settlement Date (the ‘Offer Price’).” The term “Settlement Date” is defined on page 7 of the Offer to Purchase to mean the date the Company pays for tendered securities. Thus, it appears that dividends that may accrue after the Expiration Date and through the Settlement Date could result in a change to the Offer consideration. Please revise the disclosure here and throughout the Offer to Purchase, consistent with our view that any change to the Offer Price can occur only before the Expiration Date, and may require an extension of the offering period under Rule 14e-1(b), or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that in the context of an issuer tender offer for fixed income securities (whether debt, including convertible debt, or preferred equity), such as the Securities, it is common practice for the offer consideration to be structured such that the holder receives for his or her securities (1) a fixed price plus (2) accrued and unpaid interest (in the case of debt, including convertible debt) or accrued and unpaid dividends (in the case of preferred equity) that the holder would have received had the holder owned the securities through the next relevant record date. The Company believes that the market expectation for an issuer tender offer is that the holder will receive the “accrued and unpaid interest” or “accrued and unpaid dividend,” as applicable. In addition, in analogous situations where holders of the Securities cease to be holders of the Securities (such as through the payment of the liquidation preference to the holders of the Securities), the terms of the Securities described in the Charter entitle holders of the Securities to receive accrued and unpaid dividends through, but not including, the date of the liquidation payment (in this case, by analogy, the settlement date of the Offer). Should the Offer and Consent Solicitation consideration not include the payment of accrued and unpaid dividends, tendering holders would be deprived of the payment to which they are entitled.

September 9, 2024

Where settlement of an issuer tender offer falls between the relevant interest (or dividend) record date and the interest (or dividend) payment date, the Company believes that it is common practice for the tender offer consideration to be structured to include a fixed price, without the payment of accrued interest (or accrued dividends). This is because, in addition to receiving the payment of the fixed tender offer price at settlement of the tender offer, holders of the subject securities at the close of business on the relevant record date that tender their securities in the tender offer will receive the payment of accrued and unpaid interest (or dividends) through, but not including, the interest (or dividend) payment date on the relevant payment date. Furthermore, consistent with market practice, should any trades be made in the subject securities between the record date and the relevant payment date, investors purchasing the securities will do so with the expectation that they will not be paid the next dividend payment (and the purchase price for the securities would typically be adjusted to account for any accrued on unpaid interest the investor would have otherwise been owed for the period from the date of purchase of the securities through, but not including, the relevant interest (or dividend) payment date).

On July 30, 2024, the board of directors of the Company authorized a quarterly dividend (the “October Dividend”) on the Class N Preferred Stock underlying the Securities payable on October 15, 2024 (the “October Dividend Payment Date”) to holders of record of the Class N Preferred Stock at the close of business on October 1, 2024 (the “October Dividend Record Date”) for distribution to the holders of the Securities, which dividend was declared by the Company on August 1, 2024. As a result, in the event the Offer settles following the close of business on the October Dividend Record Date, but before the October Dividend Payment Date, holders of record of the Securities at the close of business on the October Dividend Record Date will receive the October Dividend for the Securities regardless of whether they participate in the Offer, since the October Dividend Record Date will occur prior to the consummation of the Offer. In this scenario, the total per-share consideration that holders who tender their Securities will receive will equal the stated dollar amount in the Offer to Purchase for each Security, without any amount to be paid with respect to dividends, including the October Dividend; however, holders of the Securities at the close of business on the October Dividend Record Date that tender their Securities in the Offer will receive both the October Dividend and the Offer Price for the Securities.

In the alternative scenario, where the Offer will settle on or following the October Dividend Payment Date, the total per-share consideration that holders who tender their Securities will receive will equal (i) the stated dollar amount in the Offer to Purchase for each Security plus (ii) an amount equal to the amount of accrued and unpaid dividends that would otherwise be payable for a period beginning on, and including, the October Dividend Payment Date and ending with, but not including, the Settlement Date, as if such dividends had otherwise been declared and paid in accordance with the Charter. In this scenario, in the event of a delay in the expected Settlement Date, security holders who validly tendered their Securities would continue to receive an amount equal to dividends that would have accrued up to, but not including, such delayed Settlement Date as if such dividends had otherwise been declared and paid.

On the basis of the foregoing, the Company believes that the Offer to Purchase complies with the Company’s obligations under Rule 14e-1(b) because the Company will provide security holders with the disclosure of the type and amount of consideration offered and the total consideration payable for each Security. Furthermore, the Company believes that the Offer Price of a base amount plus accrued and unpaid dividends (in the context of preferred equity securities) or interest (in the context of debt securities, including convertible debt instruments) is common practice for issuer tender offers for fixed income securities. The Company believes that such formulation is commonly viewed as not involving a “change” in the offer price requiring an extension of ten business days under Rule 14e-1(b).

Purpose of and Reasons for the Offer and Consent Solicitation, page 9

2.	Please explain the reasons for the timing of the Offer and Consent Solicitation. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 10 of Amendment No. 1.  The Company advises the Staff that the Offer and Consent Solicitation constitute post-closing optimization of the Company’s capital structure following the Company’s acquisition of RPT in January of 2024. The Company was required to issue the Securities to holders of similar securities of RPT in connection with the acquisition. The terms of the Securities are not consistent with the terms of similar securities issued by the Company or other investment-grade issuers in the REIT industry. For instance, it would be unusual for the Company or any other investment grade issuer in the REIT industry to issue perpetual convertible preferred equity securities without an optional redemption provision. Consequently, the Company is seeking to conduct a tender offer for any and all of the outstanding Securities (and, potentially, to redeem any Securities that remain outstanding following consummation of the Offer and Consent Solicitation). This Offer and Consent Solicitation is intended to rationalize and optimize the Company’s capital structure as soon as practicable following the acquisition of RPT.

September 9, 2024

Potential Effects on Holders of Securities, page 10

3.
The first paragraph in this section lists as a potential effect of the Offer and the Consent Solicitation that “tendering holders of Securities will receive a purchase price that represents a premium... over recent market prices.” Revise to note that since the redemption may not occur until at least mid-2025, if at all, there is no guarantee that the purchase price in the redemption will represent a premium to the market price at that time. If you do not believe this is likely, explain the basis for your belief in the revised Offer to Purchase.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of Amendment No. 1 accordingly. Given potential timing for redemption of the Securities (assuming the Company’s receipt of the Requisite Approvals and, thereafter, that the Company elects to conduct a redemption of the Securities), there is no guarantee that the redemption price will represent a premium to the market price for the Securities at the time of the redemption, or that there will even be an established market price for the Securities at such time.

Fairness of the Offer and Consent Solicitation, page 13

4.
We note the disclosure in the first bullet point on page 14 that the Offer Price was “based on price discovery efforts conducted by the Company to determine indicative levels of interest in the Offer.” In an appropriate part of the Offer to Purchase, expand to discuss who conducted the price discovery efforts, including whether they were conducted by a financial advisor or other third party on the Company’s behalf, when they were conducted, and how.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not intend to engage in price discovery efforts with investors, nor does it intend to engage any financial advisor or third party to do so on its behalf. The Company has revised the disclosure on page 14 of Amendment No. 1 accordingly.

Factors Considered, page 14

5.
The introductory paragraph of this section states that the Board of Directors has determined that both the Offer and the Consent Solicitation are fair to unaffiliated holders of the Securities. However, it is not clear how the factors that follow and that were considered by the Board support the fairness determination as it relates to the Consent Solicitation. For example, even if the Company receives the Requisite Approvals, it may choose not to redeem the Class N Preferred and any redemption will be delayed for a significant period, at which time the Offer Price may no longer represent a premium to the trading price of the Class N Preferred. Please revise to discuss more specifically how the Board considered and analyzed the fairness of the Consent Solicitation specifically.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of Amendment No. 1.

The Company advises the Staff that the Board of Directors considered a number of factors in determining the fairness of the Offer and Consent Solicitation to the holders of the Securities, including unaffiliated holders. However, the Board of Directors did not consider the fairness of the Offer and Consent Solicitation separately, as it views the Offer and Consent Solicitation as part of the same transaction. The price offered to holders of the Securities is in return for both the tender of the holders’ Securities and their consent to the Proposed Amendments.  The foregoing is consistent with the purpose of the Offer and Consent Solicitation, which, as part of a single transaction, are intended to rationalize and optimize the Company’s capital structure following the Company’s acquisition of RPT.

September 9, 2024

6.
Refer to the condition listed in the seventh bullet point in this section on page 14 of the Offer to Purchase. Expand to identify the “various developments” and “certain selected market indices” to which the Board compared the year-to-date historical trading yields and prices of the Securities. Provide additional detail about this comparison and how it supports the Board’s fairness determination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of Amendment No. 1 accordingly.

7.
Refer to the eighth bullet point in this section. Identify the “selected public REITs that have certain characteristics in common with the Company,” and expand to explain the specific ways in which the Board used this comparison to arrive at its fairness determination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 15 of Amendment No. 1 accordingly.

Approval from Holders of Securities, page 15

8.
Refer to the following statement on page 16 of the Offer to Purchase: “Should the Company elect to waive the receipt of the Requisite Preferred Shareholder Consents as a condition to the Offer, the Company may accept for purchase any Securities validly tendered (and not subsequently withdrawn) in the Offer on or prior to the Expiration Date without obtaining the approval of any unaffiliated holders of Securities.” If you waive the requirement that two-thirds of the Class N Preferred holders provide consents by tendering into the Offer, it appears that the subsequent redemption of any remaining Securities could not occur, and that the deregistration and delisting of the Class N Preferred would be less likely to result. In addition, the current fairness determination addresses both the fairness of the Offer price and the Consent Solicitation, which currently includes the two-thirds consent requirement. Please confirm that if this Offer condition is waived, the Company will extend the Offer period and disseminate revised disclosure addressing the impact of this change.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that if the condition for two-thirds holder consent is waived, the Company will extend the Offer period and disseminate the revised disclosure addressing the impact of the change.

September 9, 2024

Conditions of the Offer and Consent Solicitation, page 23

9.
Please revise to more clearly state that the minimum acceptance condition in this Offer is effectively the tender of two-thirds of the outstanding Class N Preferred Stock. The reference to the defined term “Requisite Preferred Shareholder Consents” on page 24 in this section is not clear.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages and pages, 3, 4, 5, 11, 16, 20, 21 and 25 of Amendment No. 1 accordingly.

General

10.
We note that the Company cannot redeem any Class N Preferred Stock that remains outstanding after the Offer unless Common Stock holders also approve the redemption. We further note the disclosure that the Company intends to solicit approval for redemption from Common Stock holders in connection with its 2025 annual meeting, and that any redemption of remaining Class N Preferred can occur only after such approval is received. Please advise in your response letter whether a subsequent redemption of the Class N Preferred shares would itself be subject to Rule 13e-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the event of a future exercise of the redemption provision, the Company intends to rely on Rule 13e-3(g)(4), which provides an exception to the application of 13e-3 in connection with “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.”  Accordingly, the Company has concluded that a subsequent redemption of the securities would not be subject to Rule 13e-3.

11.
We note that the Company may but will not be obligated to redeem any Class N Preferred not purchased in the Offer, if it receives the Requisite Approvals. In an appropriate part(s) of the Offer to Purchase, discuss how the Company will decide whether or not to redeem any remaining Class N Preferred. This discussion should explain the factors upon which the Company will make this decision, the circumstances under which it would opt not to redeem, and how then-current trading prices of either the Class N Preferred or Common Stock would factor into the Company’s decision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages and pages, 2, 9, 11, 19 and 27 of Amendment No. 1 accordingly.

* * *

September 9, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (202) 637-2165 or by email (joel.trotter@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Conor C. Flynn, Kimco Realty Corporation
Glenn G. Cohen, Kimco Realty Corporation
Julia A. Thompson, Latham & Watkins LLP
R. Charles Cassidy III, Latham & Watkins LLP
Michele M. Anderson, Latham & Watkins LLP
Edward F. Petrosky, Sidley Austin LLP
Bartholomew A. Sheehan, III, Sidley Austin LLP
Robert Mandell, Sidley Austin LLP